EXHIBIT 99.1

Elbit Vision Systems Announces Third Quarter 2017 Results

Third quarter 2017 highlights

  Revenue at $2.5 million, up 10% sequentially;
  Gross and operating margins at 50% and 14%, respectively;
  Net income of $350 thousand, representing 14% of revenues;
  Shareholders’ equity reached $7.1 million with cash and equivalents at $4.0 million;

CAESAREA, Israel, Dec. 05, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a pioneer in the science of machine vision inspection for textile fabrics and technical webs, today presented its consolidated financial results for the quarter ending September 30, 2017.

Sam Cohen, CEO of EVS commented, “As we expected, the third quarter shows sequential improvement in our revenues due to a growth in orders across all of our product lines. Although we have seen exciting growth in the US and Europe, slower sales in China have kept our revenues flat. However, November saw some significant successes in iBar trials with customers in Asia and we believe this will improve our results in the upcoming quarters in Asia.

We know from our customers that for EVS to realize its full potential, we must continue to improve our capabilities and expand our features. To that end we have hired new skilled field engineers and increased our software development team.”

Third Quarter 2017 Results

Revenues for the quarter were $2.5 million, a 2% increase over the $2.5 million reported in the third quarter of last year and a 10% increase compared to the $2.3 million reported in the previous quarter.

Gross profit for the quarter was $1.3 million, representing 50.0% of revenues. This is compared to $1.4 million for the third quarter of 2016, which represented 54.9 % of revenues and $1.3 million as reported in the previous quarter.

Operating income for the quarter was $343 thousand (13.6% of revenue), compared to $554 thousand (22.3% of revenues) in the third quarter of 2016 and $427 thousand (18.7% of revenues) as reported in the previous quarter. The lower level of operating income in the quarter was due primarily to increase R&D and sales and marketing expenses.

Net income was $350 thousand (13.9% of revenue), compared to $528 thousand (21.3% of revenues) in the third quarter of 2016 and $396 thousand (17.4% of revenues) in the prior quarter.

Conference call details

The Company will also host a conference call later today at 9:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:                              1 888 668 9141           at 9am Eastern Time
Israel:                          03 918 0609                at 4pm Israel Time
International:               +972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning the day after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2017
IN U.S. DOLLARS

	Sep-30		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,819	3,794	4,528
Restricted deposits (short term)	150	150	111

Trade accounts receivable	2,366	1,452	1,136
Other receivables	237	197	286
Inventories	1,943	1,417	1,651
Total current assets	8,515	7,010	7,712

LONG-TERM RECEIVABLES:
Severance pay fund	54	143	140
Other long-term receivables and investment	161	63	35
Total long-term receivables	215	206	175

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	105	32	29

OTHER ASSETS
Goodwill	242	242	242

Total assets	9,077	7,490	8,158

	Sep-30		Dec-31
	2017	2016	2016

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Trade account payable	869	976	776
Deferred revenues	390	290	231
Other payables	590	541	1,031
Total current liabilities	1,849	1,807	2,038

LONG-TERM LIABILITIES:
Other Long Terms liabilities	91	210	165
Accrued severance pay	69	158	155
Total long-term liabilities	160	368	320
Total liabilities	2,009	2,175	2,358

SHAREHOLDERS’ EQUITY	7,068	5,315	5,800

Total liabilities and shareholders’ Equity	9,077	7,490	8,158

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2017
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2017	2016	2017	2016	2016

	U.S. dollars in thousands (except per share data)

Revenues	7,307	7,363	2,526	2,479	10,146

Cost of Revenues	3,416	3,269	1,262	1,119	4,530
Gross Profit	3,891	4,094	1,264	1,360	5,616

Research and development	922	764	327	241	1,378
Marketing and selling	1,007	1,027	352	360	1,254
General and administrative	687	623	242	205	826

Operating Income	1,275	1,680	343	554	2,158

Financial (Expenses) income - net	(47)	(105)	7	(26)	(134)

Profit before taxes on income	1,228	1,575	350	528	2,024

Taxes on Income	-	-	-	-	-
Net profit for the period	1,228	1,575	350	528	2,024

Profit per share basic	0.13	0.17	0.04	0.06	0.22
Profit per share diluted	0.13	0.17	0.04	0.06	0.21
Weighted average number
of shares used in Computation
of profit per share:

Basic (in thousands)	9,384	9,344	9,390	9,339	9,338
Diluted (in thousands)	9,401	9,367	9,407	9,363	9,593

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il	Investor Relations Contact: Ehud Helft/Gavriel Frohwein Tel: +1 646 688 3559 evs@gkir.com